SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, par value $.10 per share
(Title of Class of Securities)

928703107
(CUSIP Number)

Richard A. Rubin, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for each reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 928703107	Page 2 of 13

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Estate of William Shaw
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds: OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-
11. Aggregate Amount Beneficially Owned by Each Reporting Person None
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 0.0%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 928703107	Page 3 of 13

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Linda Shaw
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds: OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,663,302
8. Shared Voting Power 54,705
9. Sole Dispositive Power 1,663,302
10. Shared Dispositive Power 54,705
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,718,007
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 8.3%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 928703107	Page 4 of 13

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Deborah Shaw
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds: OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,655,693
8. Shared Voting Power 284,847
9. Sole Dispositive Power 1,655,693
10. Shared Dispositive Power 284,847
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,940,540
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 9.3%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 928703107	Page 5 of 13

INTRODUCTION

This Amendment No. 8 (this “Amendment”) amends Items 1 and 5 in their entirety (except that Item 5 only reflects transactions since the filing of Amendment No. 7) to the statement on Schedule 13D originally filed by Linda Shaw on December 15, 2006 (the “Original Filing”) which was joined in by Deborah Shaw and the Estate of William Shaw (the “Estate”) in Amendment No. 1 to the Original Filing filed on June 19, 2006 and subsequently amended through Amendment No. 7 filed on October 20, 2006.  Capitalized terms used herein shall have the meanings ascribed to such terms in the Original Filing, as amended.

All share information in this Amendment gives effect to a 3-for-2 stock split of the common stock, par value $0.10 per share (“Common Stock”), of Volt Information Sciences, Inc., a New York corporation (the “Issuer”), which was effected in the form of a 50% stock dividend on January 20, 2007.

At the time of the death of William Shaw, then President, Chief Executive Officer and a director of the Issuer, on March 9, 2006, all shares, and all rights to acquire or receive shares, of the Issuer's Common Stock owned or held by William Shaw were transferred into the Estate of William Shaw (the “Estate”).  Linda Shaw and Deborah Shaw, the daughters of William Shaw, were Executrixes of the Estate and, as a result, each became the beneficial owner, pursuant to Rule 13d-3 promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934 (the “Exchange Act”), of all of the shares owned by the Estate.

    This Amendment reports changes in the beneficial ownership (as determined pursuant to Rule 13d-3 under the Exchange Act) of shares of Common Stock of the Issuer owned by the Estate, Linda Shaw and Deborah Shaw (the “Reporting Persons”) since Amendment No. 7.  The changes have resulted solely from distributions to Linda Shaw and Deborah Shaw of shares from the Estate and gifts made by Linda Shaw and Deborah Shaw to, or for the benefit of, their respective children.

Item 1.            Security and Issuer

This Statement relates to the shares of Common Stock, par value $0.10 per share (“Common Stock”), of Volt Information Sciences, Inc., a New York corporation (the “Issuer”). The principal executive office of the Issuer is located at 1065 Avenue of the Americas, New York, NY 10018.

Item 5.            Interest in Securities of the Issuer.

(a) and (b)       As of the date of filing of this Amendment, the Reporting Persons may be deemed to be the beneficial owners (as determined pursuant to Rule 13d-3 under the Exchange Act) of the number of shares of Common Stock described below with respect to such Reporting Person:

CUSIP No. 928703107	Page 6 of 13

The Estate

With the final distribution of shares of Common Stock on June 17, 2010, the Estate no longer is the beneficial owner of any shares of Common Stock.

Linda Shaw

Linda Shaw may be deemed to be the beneficial owner of 1,718,007 shares of Common Stock. These shares represent, in the aggregate, approximately 8.3% of the 20,812,796 outstanding shares of Common Stock as of February 13, 2012. The number of shares as to which Linda Shaw has:

Sole power to vote or to direct the vote is:                             1,663,302
Shared power to vote or to direct the vote is:                              54,705
      Sole power to dispose or to direct the disposition of is:           1,663,302
      Shared power to dispose or to direct the disposition of is:            54,705

Of the shares as to which Linda Shaw shares the power to vote or direct the vote and to dispose or direct the disposition, (a) 48,956 shares are owned by trusts for the benefit of Linda Shaw’s children, of which trusts Linda Shaw, Bruce Goodman, the spouse of Linda Shaw (and a director of the Issuer), and Deborah Shaw, the sister of Linda Shaw (and a director of the Issuer), are the co-trustees, and (b) 5,749 shares are held by the William and Jacqueline Shaw Family Foundation, Inc., a charitable foundation of which Linda Shaw, Deborah Shaw and a daughter of Deborah Shaw are the directors.  The filing of this statement shall not be construed that Linda Shaw is, for purposes of Section 13(d) of Exchange Act or otherwise, the beneficial owner of the foregoing 54,705 shares.

The foregoing amounts exclude (a) 19,244 shares owned by Bruce Goodman, individually, (b) 1,800 shares underlying a stock option held by Bruce Goodman (the extent to which such option is currently exercisable or becomes excercisable within 60 days after the date hereof) that were granted to him by the Issuer as a director of the Issuer, (c) 1,500 shares held by Bruce Goodman as trustee of an irrevocable trust for the benefit of a child and (d) 230,142 shares are owned by trusts for the benefit of Linda Shaw’s children, of which trusts Deborah Shaw and Bruce Goodman are co-trustees.  Linda Shaw disclaims beneficial ownership of the foregoing 250,886 shares.

Deborah Shaw

Deborah Shaw may be deemed to be the beneficial owner of 1,939,340 shares of Common Stock. These shares represent, in the aggregate, approximately 9.3% of the 20,812,796 outstanding shares of Common Stock as of February 13, 2012.  The number of shares as to which Deborah Shaw has:

Sole power to vote or to direct the vote is:           1,655,693
      Shared power to vote or to direct the vote is:          284,847
      Sole power to dispose or to direct the disposition of is:       1,655,693
Shared power to dispose or to direct the disposition of is:      284,847

CUSIP No. 928703107	Page 7 of 13

Of the shares as to which Deborah Shaw, a director of the Issuer, has the sole power to vote or direct the vote and to dispose or direct the disposition, (a) 1,800 shares underlie a stock option held by Deborah Shaw (the extent to which such opinion is currently exercisable or becomes exercisable within 60 days after the date hereof) that were granted to her by the Issuer as a director of the Issuer and (b) 71,220 shares are held by Deborah Shaw as custodian under the California Uniform Transfers to Minors Act for the benefit of her children.  The filing of this statement shall not be construed as an admission that Deborah Shaw is, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of the foregoing 71,220 shares.

Of the shares as to which Deborah Shaw shares the power to vote or direct the vote and to dispose or direct the disposition, (a) 48,956 shares are owned by trusts for the benefit of Linda Shaw’s children, of which trusts Deborah Shaw, Linda Shaw, the sister of Deborah Shaw, and Bruce Goodman, the spouse of Linda Shaw (and a director of the Issuer), are the co-trustees, (b) 230,142 shares are owned by trusts for the benefit of Linda Shaw’s children, of which trusts Deborah Shaw and Bruce Goodman are co-trustees and (c) 5,749 shares are held by the William and Jacqueline Shaw Family Foundation, Inc., a charitable foundation of which Deborah Shaw, Linda Shaw and a daughter of Deborah Shaw are the directors.  The filing of this statement shall not be construed as an admission that Deborah Shaw is, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of the foregoing 284,847 shares.

The foregoing amounts exclude (a) 23,019 shares owned by the spouse of Deborah Shaw individually, (b) 34,584 shares owned by the spouse of Deborah Shaw as custodian for children of Deborah Shaw, and (c) 259,830 shares held by the spouse of Deborah Shaw and his sister as co-trustees for the benefit of Deborah Shaw’s children.  Deborah Shaw disclaims beneficial ownership of all of the foregoing 317,433 shares

(c)           Since the filing Amendment No. 7, the only transactions in the Common Stock effecting the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, in the Issuer’s Common Stock by the Reporting Persons are as follows:

The Estate

The only transactions effectuated by the Estate since the filing of Amendment No. 7 were the distribution of 2,468,859 shares to the beneficiaries of the Estate as follows:

CUSIP No. 928703107	Page 8 of 13

Date of Distribution	Shares Distributed

December 15, 2006	7,995

December 31, 2007	13,332

January 31, 2008	200,000

September 4, 2008	1,000,000

October 21, 2008	1,000,000

December 29, 2008	26,000

July 9, 2009	201,950

March 3, 2010	14,335

June 17, 2010	5,247

In each case, one half of the shares distributed were distributed to each of Linda Shaw and Deborah Shaw, except that on March 3, 2010, 7,167 and 7,168 shares were distributed to Linda Shaw and Deborah Shaw, respectively, and on June 17, 2010, 2,624 and 2,623 shares were distributed to Linda Shaw and Deborah Shaw, respectively.  As a result of these distributions, the Estate ceased to be a beneficial Owner of any shares of the Issuer’s Common Stock and the nature of the deemed beneficial ownership of the Issuer’s Common Stock of Linda Shaw and Deborah Shaw changed from shared (by the total amount of shares distributed by the Estate) to sole (by the amount distributed to that beneficiary only)

Linda Shaw

In addition to the receipt of distributions from the Estate set forth above (which distributions had the effect of increasing Linda Shaw’s sole voting and dispositive power by the shares distributed to her and decreasing her shared voting and dispositive power by the full amount of the shares distributed by the Estate to her and Deborah Shaw).  The only transactions that effected the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Issuer’s Common Stock by Linda Shaw are the following:

(i)           On December 31, 2007, Linda Shaw gifted 2,666 shares to trusts for the benefit of her children, the trustees of which are Linda Shaw, Bruce Goodman, her husband (and a director of the Issuer), and Deborah Shaw, her sister (and a director of the Issuer).  This merely changed the nature of Linda Shaw’s beneficial ownership of these shares from sole to shared voting and dispositive power.

(ii)           On February 1, 2008 and February 5, 2008, Linda Shaw transferred 28,488 shares that she was holding as custodian for her children to trusts for the benefit of her children, the trustees of which are Linda Shaw, Bruce Goodman, and Deborah Shaw.  This merely changed the nature of Linda Shaw’s beneficial ownership of these shares from sole to shared voting and dispositive power.

CUSIP No. 928703107	Page 9 of 13

(iii)           On November 7, 2008, Linda Shaw received 492,997 shares as a result of the liquidation of the Linda Shaw Trust, the trustees of which trust were Linda Shaw, Deborah Shaw and Lloyd Frank.  This merely changed the nature of Linda Shaw’s beneficial ownership of these shares from shared to sole voting and dispositive power.  On the same day, Deborah Shaw received 492,999 shares as a result of the liquidation of the Deborah Shaw Trust, the trustees of which trust were Linda Shaw, Deborah Shaw and Lloyd Frank.  As a result of this transaction, Linda Shaw’s shared voting and dispositive power decreased by 492,999 shares.

(iv)           On July 9, 2009, Linda Shaw gifted 7,428 shares to trusts for the benefit of her children, the trustees of which trusts are Linda Shaw, Bruce Goodman and Deborah Shaw.  This merely changed the nature of Linda Shaw’s beneficial ownership of these shares from sole to shared voting and dispositive power.

(v)           On April 8, 2010, Linda Shaw gifted 4,900 shares to trusts for the benefit of her children, the trustees of which are Linda Shaw, Bruce Goodman and Deborah Shaw.  This merely changed the nature of Linda Shaw’s beneficial ownership of these shares from sole to share voting and dispositive power.

(vi)           On October 31, 2010, Linda Shaw returned, without consideration, an excess distribution of 1,311 shares that had been made from the Issuer’s Savings Plan to the Estate and, in turn, distributed by the Estate to Linda Shaw. As a result of this transaction, Linda Shaw’s sole voting and dispositive power decreased by 1,311 shares.

(vii)           On November 18, 2010, two Grantor Retained Annuity Trusts previously created by Linda Shaw, of which trusts she was the sole trustee and sole annuitant, distributed 230,142 shares to trusts for the benefit of her children, the trustees of which trusts are Bruce Goodman and Deborah Shaw. As a result of this transaction, Linda Shaw’s sole voting and dispositive power decreased by 230,142 shares.

(viii)           On July 22, 2011, Linda Shaw gifted 5,474 shares to trusts for the benefit of her children, the trustees of which trusts are Linda Shaw, Bruce Goodman and Deborah Shaw.  This merely changed the nature of Linda Shaw’s beneficial ownership of these shares from sole to shared voting and dispositive power.

Deborah Shaw

In addition to the receipt of distributions from the Estate set forth above (which distributions had the effect of increasing Deborah Shaw’s sole voting and dispositive power by the shares distributed to her and decreasing her shared voting and dispositive power by the full amount of the shares distributed by the Estate to her and Linda Shaw).  The only transactions that effected Deborah Shaw’s beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Issuer’s Common Stock by Deborah Shaw are the following:

(i)           On April 5, 2007, Deborah Shaw awarded 500 shares as restricted stock as a director of the Issuer, which shares vested in three equal annual installments commencing on April 4, 2008.  As a result of this transaction, Deborah Shaw’s sole voting and dispositive power of shares increased by 500 shares.

CUSIP No. 928703107	Page 10 of 13

(ii)           On December 31, 2007, Deborah Shaw gifted 5,333 shares to her husband as custodian for four of their children and 1,333 shares to an adult child.  As a result of this transaction, Deborah Shaw’s sole voting and dispositive power decreased by 6,666 share.  Deborah Shaw also became a co-trustee of the 2,666 shares which Linda Shaw gifted to the trusts for the benefit of her children.  As a result of this transaction, Deborah Shaw’s shared voting and dispositive power increased by 2,666 shares.

(iii)           On February 1, 2008 and February 5, 2008, Linda Shaw transferred 28,488 shares that she was holding as custodian for her children to trusts for the benefit of her children, the trustees of which are Deborah Shaw, Linda Shaw and the husband of Linda Shaw.  As a result of this transaction, Deborah Shaw’s shared voting and dispositive power increased by 28,488 shares.

(iv)           On November 7, 2008, Deborah Shaw received 492,999 shares as a result of the liquidation of the Deborah Shaw Trust, the trustees of which trust were Deborah Shaw, Linda Shaw and Lloyd Frank.  This merely changed the nature of Deborah Shaw’s beneficial ownership of these shares from shared to sole voting and dispositive power.  On the same day, Linda Shaw received 492,997 shares as a result of the liquidation of the Linda Shaw Trust, the trustees of which trust were Deborah Shaw, Linda Shaw and Lloyd Frank.  As a result of this transaction, Deborah Shaw’s shared voting and dispositive power decreased by 492,997 shares.

(v)           On December 29, 2008, Deborah Shaw gifted 10,400 shares to her husband as custodian for four of their children and 2,600 shares to an adult child.  As a result of this transaction, Deborah Shaw’s sole voting and dispositive power decreased by 13,000 shares.

(vi)           On April 7, 2009, Deborah Shaw was granted an option to purchase 3,000 shares as a director of the Issuer, which option is exercisable in five equal annual installments commencing on April 7, 2010.  The option expires on April 6, 2019.  The option will be exercisable as to 1,800 shares within 60 days after the filing of this Amendment.  As a result of this transaction, Deborah Shaw’s deemed sole voting and dispositive power, as of the date hereof, is deemed to have increased by 1,800 shares.

(vii)           On July 9, 2009, Deborah Shaw gifted 14,856 shares to her husband as custodian for four of their children and 3,714 shares to an adult child.  As a result of this transaction, Deborah Shaw’s sole voting and dispositive power decreased by 18,570 shares.  On the same day, Linda Shaw gifted 7,428 shares to trusts for the benefit of her children, of which trusts Deborah Shaw, Linda Shaw and Bruce Goodman are co-trustees.  As a result of this transaction, Deborah Shaw’s shared voting and dispositive power increased by 7,428 shares.

(viii)           On April 8, 2010, Linda Shaw gifted 4,900 shares to trusts for the benefit of her children, the trustees of which are Deborah Shaw, Linda Shaw and Bruce Goodman.  As a result of this transaction, Deborah Shaw’s shared voting and dispositive power increased by 4,900 shares.

(ix)           On October 31, 2010, Deborah Shaw returned, without consideration, an excess distribution of 1,310 shares that had been made from the Issuer’s Savings Plan to the Estate and, in turn, distributed by the Estate to her.  As a result of this transaction, Deborah Shaw’s sole voting and dispositive power decreased by 1,310 shares.

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(x)           On November 18, 2010, two Grantor Retained Annuity Trusts created by Linda Shaw, of which Linda Shaw was the sole trustee and sole annuitant, distributed 230,142 shares to trusts for the benefit of the children of Linda Shaw, the trustees of which trusts are Deborah Shaw, Linda Shaw and Bruce Goodman.  As a result of this transaction, Deborah Shaw’s shared voting and dispositive power increased by 230,142 shares.

(xi)           On December 1, 2010, two Grantor Retained Annuity Trusts created by Deborah Shaw, of which she was the sole trustee and sole annuitant, distributed 230,142 shares to trusts for the benefit of her children, the trustees of which are her husband and her husband’s sister.  As a result of this transaction, Deborah Shaw’s sole voting and dispositive power decreased by 230,142 shares.

(xii)           On June 9, 2011, two Grantor Retained Annuity Trusts created by Deborah Shaw, of which she was sole trustee and sole annuitant, distributed 29,688 shares to trusts for the benefit of her children, the trustees of which are her husband and her husband’s sister. As a result of this transaction, Deborah Shaw’s sole voting and dispositive power decreased by 29,688 shares.

(xix)           On July 22, 2011, Linda Shaw gifted 5,474 shares to trusts for the benefit of her children, the trustees of which are Linda Shaw, Bruce Goodman and Deborah Shaw.  As a result of this transaction, Deborah Shaw’s shared voting and dispositive power increased by 5,474.

Information concerning Linda Shaw and Deborah Shaw is contained in Item 2 of Amendment No. 1 to the Original Filing.

Bruce Goodman is General Counsel of Shepherd Kaplan LLC, an investment adviser registered with the Securities and Exchange Commission.  Mr. Goodman is the husband of Linda Shaw and brother-in-law of Deborah Shaw.  Mr. Goodman is a director of the Issuer.  Mr. Goodman’s business address is Shepherd Kaplan LLC, 125 Summer Street, Boston, Massachusetts  02110.  Mr. Goodman is a United States citizen.

To the knowledge of the Linda Shaw and Deborah Shaw, during the last five years, Bruce Goodman has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(d)           Not applicable.

(e)           On October 21, 2008, the Estate ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

CUSIP No. 928703107	Page 12 of 13

Item 7.            Material to be Filed as Exhibits.

Exhibit No.     Description

1	Joint Filing Agreement, dated February 14, 2012, pursuant to Rule 13d-1(k), among the Reporting Persons with respect to their joint filing of Amendment No. 8 to this statement.

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Linda Shaw
Linda Shaw, Individually

/s/ Deborah Shaw
Deborah Shaw, Individually

THE ESTATE OF WILLIAM SHAW

By:	/s/ Linda Shaw
Linda Shaw, as co-executrix of the
Estate of William Shaw

By:	/s/ Deborah Shaw
Deborah Shaw, as co-executrix of the
Estate of William Shaw

Dated:           February 14, 2012

CUSIP No. 928703107	Page 13 of 13

Exhibit 1

JOINT FILING AGREEMENT

          Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the amendment to Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is filed on behalf of each of us.

/s/ Linda Shaw
Linda Shaw, Individually

/s/ Deborah Shaw
Deborah Shaw, Individually

THE ESTATE OF WILLIAM SHAW

By:	/s/ Linda Shaw
Linda Shaw, as co-executrix of the Estate of William Shaw

By:	/s/ Deborah Shaw
Deborah Shaw, as co-executrix of the Estate of William Shaw

Dated:           February 14, 2012